Exhibit 1

Home   Meet Nelson Peltz   About Trian   News   Presentations   Third Party Commentary   How To Vote

Revitalize P&G — Together

Trian believes strongly in Procter & Gamble's potential, but the Company is facing challenges that have led to disappointing results over the last decade. As one of P&G's largest shareholders, Trian has a keen interest in helping P&G address these challenges. This website summarizes these challenges and explains why adding Nelson Peltz to the Board will help revitalize P&G. Scroll down to learn more.

 **VOTE FOR NELSON PELTZ ON THE WHITE PROXY CARD TODAY**

What are the Challenges Facing P&G?

Weak total shareholder returns across timeframes →

Deteriorating market shares across categories and geographies →

Excessive cost and bureaucracy →

What Will Help Address These Challenges?

Add Nelson Peltz to the Board →

Companies with Nelson Peltz on the Board show materially better earnings growth and shareholder returns.

 **READ TRIAN'S INTRODUCTORY P&G PRESENTATION**

Trian's Objective is to Create Sustainable Long-Term Shareholder Value at P&G. That means Trian is:

NOT advocating for the break-up of the Company

NOT suggesting that the CEO be replaced

NOT seeking to replace directors

NOT advocating taking on excessive leverage

NOT seeking to cut pension benefits

NOT suggesting that research & development, marketing expense or capital expenditures be reduced

"I said to another CEO...who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director."

Bill Johnson

Former CEO of Heinz



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"Nelson is a valued and very constructive director who has made significant contributions to our board processes and business decisions. He has a sharp eye for changing consumer trends and willingly shares his ideas and best practices from his deep knowledge and extensive operating experience in the consumer goods industry."

Irene Rosenfeld

CEO of Mondelēz International



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"I have the highest regard for Nelson Peltz and Ed Garden. Since becoming CEO of DuPont, I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us. Their ability to rigorously analyze opportunities for long-term value maximization has been consistently demonstrated over the years."

Ed Breen
CEO of DuPont



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"Nelson Peltz and Trian have played an important role in Wendy's brand transformation and financial improvement. I greatly value the thought leadership and strategic insight that Nelson and the Trian team provide. Nelson and Trian are passionate advocates for the brand's growth and success. We work collaboratively on key strategic decisions and our company benefits from Trian's insight on financial and global opportunities."

Emil Brolick

Former CEO of Wendy's



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Third Party Commentary

Heinz

Investment: 2006 – 2013

Bill Johnson (CEO from 1998-2013): "I said to another CEO…who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director." – CEO Magazine, March 2008

Dennis Reilley (Director of HJ Heinz from 2005-2013, Former CEO of Praxair): "Nelson Peltz seeks to understand other points of view as much as he seeks to be heard. He is an active listener. Having been a CEO, Nelson also has a healthy respect for the difficulties and challenges of leading large public companies… When he joined the Heinz board, for example, he felt the company was not spending enough money on brand positioning, which he believed would hurt the company long term… Nelson is collaborative by nature – he is always searching for the best ideas. That makes him a great change agent."

Dr. Pepper Snapple

Investment: 2008 – 2010

Larry Young (CEO from 2008-Today): "I deeply admire Nelson's energy, not to mention his smarts and candor. He helped us strengthen our board and provided valuable insights into Snapple and several of our carbonated soft drinks, which he once owned. Nelson and I share a lot of the same business principles, like 'cash is king.' I think more shareholders and board members should be like Nelson Peltz and Trian – engaged, innovative and working towards improving a company's operations."

Mondelēz International

Investment: 2012 – Today

Irene Rosenfeld (CEO from 2007-Today): "Nelson is a valued and very constructive director who has made significant contributions to our board processes and business decisions. He has a sharp eye for changing consumer trends and willingly shares his ideas and best practices from his deep knowledge and extensive operating experience in the consumer goods industry."

The Wendy's Company

Investment: 2005 – Today

Emil Brolick (CEO from 2011-2016): "Nelson Peltz and Trian have played an important role in Wendy's brand transformation and financial improvement. I greatly value the thought leadership and strategic insight that Nelson and the Trian team provide. Nelson and Trian are passionate advocates for the brand's growth and success. We work collaboratively on key strategic decisions and our company benefits from Trian's insight on financial and global opportunities."

Cadbury

Investment: 2006 – 2010

Todd Stitzer (CEO from 2003-2010): "I have known Nelson for approximately 15 years. He is focused on one thing – creating shareholder value. While he can sometimes seem impatient, he is willing to roll up his sleeves and get involved in support of management teams. He is focused on helping to develop creativity and innovation within organizations and is a proponent of revenue growth with financial discipline. He and the team at Trian have created a lot of value over the years at a number of large cap companies."

DuPont

Investment: 2013 – Today

Ed Breen (CEO from 2015-Today): "I have the highest regard for Nelson Peltz and Ed Garden. Since becoming CEO of DuPont, I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us. Their ability to rigorously analyze opportunities for long-term value maximization has been consistently demonstrated over the years."

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News

PRESS RELEASES   LETTERS

Press Releases

| 07/27/2017 | Trian Comments on Procter & Gamble's Earnings Report |
| 07/17/2017 | Trian Nominates Nelson Peltz for Election to P&G Board |

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 **HOW TO VOTE**

How To Vote

Voting your shares is quick and easy — simply follow the instructions on your WHITE proxy card.



Vote by Telephone

- Locate the Control Number featured on your WHITE Proxy Card
- Dial the designated telephone number



Vote Online

- Locate the Control Number featured on your WHITE Proxy Card
- Access the designated voting site
- Follow the instructions provided



Vote by Mail

- Simply sign, date and return your WHITE Proxy Card in the postage-paid envelope provided

You should be receiving separate proxy cards for each account through which you own shares. It is important that you vote a WHITE proxy card for each account through which you hold shares.

Remember, only your latest-dated vote counts. Even if you inadvertently vote using P&G's Blue proxy card, you have every legal right to change your vote by using Trian's WHITE proxy card TODAY to vote "FOR" Nelson Peltz.

For help in voting your shares

please contact Innisfree M&A Incorporated, which is assisting Trian in this matter

Shareholders May Call TOLL-FREE at **(877) 750-8338**

Banks & Brokers May Call Collect: **(212) 750-5833**

Your vote is important!

Please contact Innisfree directly if you have not received materials or if you have any questions about how to vote your shares.

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